SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February

VAN DER MOOLEN HOLDING N.V.
(Translation of Registrant's name into English)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes	No	X

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Van der Moolen Announces Repurchase of Shares

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Feb. 4, 2008--Van der Moolen Holding N.V. announced today that, in line with its announcement on January 24, 2008, the company has repurchased 413,000 shares during the week of January 28 up to February 1, 2008 inclusive.

    The shares were repurchased at an average price of EUR 2.77 for a total amount of EUR 1,142,286.18.

    The total number of shares repurchased under this programme to date is 413,000 ordinary shares for a total consideration of EUR 1,142,286.18. To date approximately 8.8 % of the repurchase programme has been completed.

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.

    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             Tel: +31 (0)20 535 6789
             www.vandermoolen.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VAN DER MOOLEN HOLDING N.V.

Date:	February 4, 2008	By:	/s/ Richard E. den Drijver
			Name:	Richard E. den Drijver
			Title:	Chairman of the Executive Board

		By:	/s/ M. Wolfswinkel
			Name:	M. Wolfswinkel
			Title:	Member of the Executive Board